QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(5)(v)

CONTINENTAL MATERIALS CORPORATION
200 SOUTH WACKER DRIVE, SUITE 4000
CHICAGO, IL 60606-5821

FOR IMMEDIATE RELEASE	CONTACT: Mark S. Nichter (312) 541-7207

CONTINENTAL MATERIALS CORPORATION ANNOUNCES
AMENDMENT TO ITS SELF-TENDER OFFER

        CHICAGO, May 13—Continental Materials Corporation (AMEX; CUO) announced today that it has filed with the Securities and Exchange Commission on May 13, 2005, an amendment to the Offer to Purchase relating to its modified Dutch Auction tender offer for up to 400,000 shares of its common stock (approximately 24 percent of the Company's outstanding shares).

        The amendment, which was filed in response to comments made by the Securities and Exchange Commission, may be obtained on the SEC's website at www.sec.gov or by contacting Georgeson Shareholder Communications, the information agent for the offer, at (877) 278-4412. The amendment provides additional information that is contained in the presentation of Mesirow Financial, the Company's dealer manager. The amendment includes certain 2005 financial projections prepared by the Company and used by Mesirow in calculating the pro forma effects of the tender offer, as found in Mesirow's presentation to the Company's Board of Directors.

        On April 22, 2005, Continental Materials commenced its modified Dutch Auction tender offer for up to 400,000 shares at a purchase price per share no greater than $30.50 nor less than $27.50. Under the terms of the proposed offer, the Company will select the lowest purchase price that will allow it to purchase the lesser of (1) all of the shares validly tendered prior to the expiration date, or (2) 400,000 shares. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, May 20, 2005, unless the Company extends the offer. Neither the purchase price range nor the expiration date was changed as a result of the amendment to the Offer to Purchase.

        THE COMPANY URGES ALL STOCKHOLDERS TO READ THE OFFER TO PURCHASE, AS AMENDED, AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A COPY OF THE OFFER TO PURCHASE AND RELATED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. STOCKHOLDERS MAY ALSO OBTAIN A COPY OF THESE DOCUMENTS, WITHOUT CHARGE, FROM GEORGESON SHAREHOLDER COMMUNICATIONS, THE INFORMATION AGENT FOR THE TENDER OFFER, BY CALLING TOLL FREE (877) 278-4412.

About Continental Materials:

        Continental Materials Corporation is headquartered in Chicago, Illinois and operates through subsidiaries in the construction materials and heating and air conditioning industries. The construction materials segment produces and sells ready mix concrete and construction aggregates along the Front Range in Colorado. This segment also fabricates and sells steel and wood doors and other types of construction materials, including steel reinforcement bars. The Company's heating and air conditioning segment makes wall furnaces, console heaters, fan coils, and evaporative air coolers that are marketed to wholesale distributors and retail home centers, mainly in the Western and Southwestern United States.

        THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS CONCERNING CONTINENTAL MATERIALS CORPORATION'S TENDER OFFER. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE THE RESPONSE OF STOCKHOLDERS TO THE TENDER OFFER, FUTURE MARKET CONDITIONS, THE IMPACT OF GOVERNMENTAL REGULATION OF TENDER OFFERS AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY THE COMPANY, INCLUDING THE OFFER TO PURCHASE, FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT THE COMPANY'S BUSINESS.

QuickLinks

CONTINENTAL MATERIALS CORPORATION ANNOUNCES AMENDMENT TO ITS SELF-TENDER OFFER